UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1112-2, Floor 11, No.15 Xinxi Road
Haidian District, Beijing 100086
People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Results from Investigation of Two Former Directors and Executives of the Company

As disclosed in Mercurity Fintech Holding Inc.’s (the “Company”) Form 6-K filed with the U.S. Securities and Exchange Commission on April 11, 2022, Mr. Minghao Li, a former member of the Company’s board of directors (the “Board”) and Mr. Wei Zhu, a former member and co-chairperson of the Board, acting chief financial officer, and co-chief executive officer, have resigned from all of their positions in the Company for personal reasons.

It has come to our attention that both Mr. Minghao Li and Mr. Wei Zhu have been detained and are currently under criminal investigation by the police in the People’s Republic of China for potential charges unrelated to their positions or activities as officers and directors of the Company. The Company is not aware of the charges being investigated against each of Mr. Minghao Li and Mr. Wei Zhu.

As our former chief financial officer, Mr. Wei Zhu holds the private keys to the Company’s Bitcoin (BTC) and USD Coin (USDC) cryptocurrency wallets. According to our communication with representatives from the Sheyang County Public Security Bureau of Yancheng City, Jiangsu Province, during the course of the investigation, the police may put a hold on all information and documents related to the investigation, including but not limited to certain tangible and intangible assets of the Company that were under the control of Mr. Wei Zhu, such as the Company’s financial files, cash, BTC and USDC cryptocurrency wallets, etc. (the “Assets”).

The Company has engaged its PRC counsel, Deheng Law Offices, to actively communicate with the police to obtain information regarding the investigation and to release any Assets that are currently or may be held by the police. The duration of the police investigation and its final results are unclear at this time and may be further delayed by the effects of COVID-19 in the PRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Hua Zhou
	Name:	Hua Zhou
	Title:	Chief Executive Officer

Date: April 13, 2022